

July 24, 2015

David Burke
Chief Financial Officer
Diversified Restaurant Holdings, Inc.
27680 Franklin Road
Southfield, MI 48034

Re: **Diversified Restaurant Holdings, Inc.**
           Form 10-K for the Fiscal Year Ended December 28, 2014
           Form 8-K filed July 1, 2015
           File No. 000-53577

Dear Mr. Burke:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 28, 2014

Controls and Procedures, page 65

1.   We note that you have concluded your disclosure controls and procedures were effective while concluding your internal control over financial reporting were not effective due to the material weaknesses disclosed as of December 28, 2014. Under your set of circumstances, please explain to us how you arrived at different conclusions in light of the existing material weaknesses. Please also address your conclusions for the quarterly period ended March 29, 2015.

Form 8-K filed July 1, 2015

2.   We note disclosure of your June 29, 2015 acquisition of 18 existing Buffalo Wild Wings restaurants from A Sure Wing, LLC, for $54 million in cash at closing, subject to adjustment for specified items. As this acquisition appears to be material for providing audited historical financial statements and pro forma financial statements pursuant to

Rule 3-05 and Article 11 of Regulation S-X, please provide us with your computation of significant subsidiary pursuant to Rule 1-02(w) of Regulation S-X and tell us of your intent to provide the required financial statements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Beverly A. Singleton at (202) 551-3328 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3379 with any other questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief